SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Red Robin Gourmet Burgers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75689M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marc Weingarten, Esq. and
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 2 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    890,750 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                890,750 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            890,750 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 3 OF 14 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    890,750 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                890,750 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            890,750 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 4 OF 14 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    890,750 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                890,750 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            890,750 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 5 OF 14 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPOTLIGHT ADVISORS, LLC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 6 OF 14 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GREGORY P. TAXIN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 7 OF 14 PAGES
------------------------------                             ---------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6312 S Fiddler's Green Circle, Suite 200N, Greenwood Village, CO.


ITEM 2.           IDENTITY AND BACKGROUND.

     (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), George Hall (CGI, CMAG and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons")

     (b) The principal business address of CGI, SAL, George Hall and Gregory Taxin is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

     (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMAG and SAL is to invest in securities. George Hall is the Chief Investment Officer and President of CGI. Gregory Taxin is the managing member of SAL. His principal occupation is to invest in securities.

     (d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) George Hall and Gregory Taxin are citizens of the United States of America.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMAG and SAL is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Funds for the purchase of the Shares reported herein were derived from available capital of CMAG and SAL. A total of approximately $13,100,000 was paid to acquire such Shares.

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 8 OF 14 PAGES
------------------------------                             ---------------------

ITEM 4.           PURPOSE OF TRANSACTION.


     The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons may make further purchases of the Shares from time to time and may dispose of or sell any or all of the Shares held by it at any time.

     Representatives of the Reporting Persons met with the Issuer's Chief Executive and Chief Financial Officers on December 15, 2009 to discuss the performance of the Issuer and business strategy.

     The Reporting Persons may conduct further communications with the Board of Directors (the "Board") and management of the Issuer in order to discuss concerns about the direction of the Issuer, including (i) rigidity of the business strategy in the rapidly changing economic and competitive environment;
(ii) operational issues over the past few years, especially with respect to advertising, real estate, new product introduction, marketing and restaurant operations; (iii) returns earned on invested capital; (iv) executive compensation arrangements; (v) Board and management accountability and (vi) management of the Issuer in general.

     Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,580,644 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009 for the period ended October 4, 2009.


     As of the close of business on December 21, 2009, Clinton may be deemed the beneficial owners of an aggregate of 890,750 Shares constituting approximately 5.7% of the Shares outstanding. A recent Southern District of New York decision determined that the reference shares in connection with swap arrangements may be deemed to be beneficially owned by the holder of the swap. That decision is under review by the Second Circuit Court of Appeals, but in the event that shares referenced in swap arrangements may be deemed to be beneficially owned by the holder of the swap, Clinton would beneficially own an additional 58,800 Shares pursuant to the CMAG Swaps, described in Item 6, below, for an aggregate of 949,550 Shares constituting approximately 6.1% of the Shares outstanding. Clinton expressly disclaims beneficial ownership of the 58,800 Shares referenced in the swap arrangements. Spotlight may be deemed to beneficially own 3,000 shares, constituting less that 0.1% of the Shares outstanding.

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 9 OF 14 PAGES
------------------------------                             ---------------------

     By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 893,750 Shares, constituting approximately 5.7% of the Shares outstanding; provided that the Group may be deemed to beneficially own 952,550 Shares, constituting approximately 6.1% of the Shares outstanding due to the arrangements in regard to the CMAG Swaps as discussed above. However, (i) Clinton expressly disclaims beneficial ownership of (x) the Shares referenced in the CMAG Swaps and (y) the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

     (b) By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 890,750 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power.

     By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On November 9, 2009, CMAG and Spotlight entered into an oral arrangement for Spotlight to provide consulting services to CMAG in connection with its investment in securities of the Issuer. As consideration of such services, CMAG agreed to pay Spotlight ten percent (10%) of any realized net gains on Shares or other securities in respect of Issuer, including puts, calls, swaps and other derivates.

     The Reporting Persons have entered into a Letter Agreement dated December 21, 2009 (the "Letter Agreement"), regarding certain conduct of the Reporting Persons. The Letter Agreement includes, but is not limited to, an agreement by the parties to (i) consult with each other with respect to all purchases and sales of Shares, (ii) share expenses incurred in connection with the Reporting Persons' activities and (iii) jointly approve any filing with the SEC, press release or shareholder communication. Any party to the Letter Agreement may terminate its obligations under the Letter Agreement on 24 hours written notice to all other parties. A copy of the Letter Agreement is attached hereto as
Exhibit 1 and is incorporated by reference herein.

---------------------------                          ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D          PAGE 10 OF 14 PAGES
------------------------------                       ---------------------

     CMAG currently has contractual arrangement with one credit counterparties:
Morgan Stanley, with regard to cash-settled equity swaps (the "CMAG Swaps") that reference Shares. The CMAG Swaps constitute economic exposure to approximately 58,800 Shares, or 0.4% of the Shares outstanding. The CMAG Swaps have reference price ranges from $16.75 to $16.79 and expiration dates from December 15, 2010 to December 16, 2010. These contracts do not give Clinton direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, Clinton disclaims any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

     The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Letter Agreement among Clinton Group Inc., Clinton Magnolia Master Fund Ltd., George Hall and Spotlight Advisors, LLC dated December 21, 2009.

Exhibit 2   Joint Filing Agreement, dated December 21, 2009.

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 11 OF 14 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2009


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller



                                 /s/ George Hall
                                 ------------------------------
                                 George Hall


                                 SPOTLIGHT ADVISORS, LLC

                                 By: /s/ Gregory P. Taxin
                                     ---------------------------
                                     Name:  Gregory P. Taxin
                                     Title: Managing Member


                                 /s/ Gregory P. Taxin
                                 ------------------------------
                                 Gregory P. Taxin

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 12 OF 14 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George Hall                    Director and President
Francis A. Ruchalski           Director and Chief Financial Officer
Wendy Ruberti                  General Counsel and Assistant Secretary
John L. Hall                   Director
Hani K. Findakly               Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMAG and SAL. There are no executive officers of CMAG or SAL.

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

SPOTLIGHT ADVISORS, LLC

Gregory Taxin is the Managing Member.

---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 13 OF 14 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

            This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.


SPOTLIGHT ADVISORS, LLC

            EQUITY

              Trade Date       Shared Purchased (Sold)    Price Per Share ($)
              -----------     ------------------------    -------------------
              11/30/2009                 800*                    15.46
               12/1/2009                 700*                    15.10
              12/17/2009                 1500                    16.53



*Shares were purchased by Gregory P. Taxin on the open market and contributed in kind to Spotlight Advisors, LLC from his personal investment account.



CLINTON MAGNOLIA MASTER FUND, LTD.

            EQUITY

              Trade Date       Shared Purchased (Sold)    Price Per Share ($)
              -----------     ------------------------    -------------------
              11/11/2009               69,663                  15.00735
              11/13/2009               45,000                   15.1886
              11/16/2009               58,000                   16.064
              11/16/2009               25,000                  15.98856
              11/16/2009               (5,000)                   16.23
              11/17/2009               65,164                   16.0667
              11/18/2009               50,000                   16.0017
              11/19/2009               10,000                   15.7154
              11/20/2009                  872                    15.87
              11/20/2009              (30,000)                   15.00
              11/23/2009               50,000                   16.1464
              11/23/2009               15,000                  16.14819
              11/24/2009               25,000                   16.0452
              11/24/2009               12,965                  16.08399
              11/25/2009               30,000                   16.1281
              11/25/2009               10,000                  16.04236
              11/27/2009               35,000                   15.9075
              11/27/2009               15,000                  15.94736
              11/30/2009               135,000                  15.6095
               12/3/2009               23,000                   15.3391
               12/4/2009                5,000                    15.68
              12/14/2009               29,000                  16.13327
              12/14/2009                 (400)                   15.00
              12/15/2009               30,000                  16.62218
              12/18/2009               (9,600)                   15.00
              12/18/2009               25,000                   17.194
              12/18/2009              (25,000)                  17.152
              12/21/2009               23,000                   17.925
              12/21/2009               74,086                   17.943


---------------------------                          -------------------
CUSIP NO.     75689M101       SCHEDULE 13D           PAGE 14 OF 14 PAGES
---------------------------                          -------------------


            OPTIONS

          Trade Date      Expiration Date     Quantity       Strike Price ($)
         ------------    -----------------   ----------       --------------
          11/10/2009        11/20/2009           (35,000)         $15.00
          11/11/2009        11/20/2009           (30,200)         $15.00
          11/11/2009        11/20/2009           (80,000)         $15.00
          11/12/2009        11/20/2009           (14,200)         $15.00
          11/12/2009        12/19/2009           (30,000)         $15.00
          11/13/2009        11/20/2009           (20,000)         $15.00
          11/13/2009        11/20/2009           (20,000)         $15.00
          11/13/2009        12/19/2009           (20,000)         $15.00
          11/16/2009        12/18/2009           (10,000)         $15.00
          11/16/2009        12/19/2009           (20,000)         $15.00
          11/17/2009        12/19/2009            (5,000)         $15.00
          11/19/2009        12/19/2009           (35,000)         $15.00
          11/20/2009        11/20/2009            30,000          $15.00
          11/20/2009        11/20/2009           169,200          $15.00
          11/30/2009        12/19/2009           (20,000)         $15.00
           12/1/2009        12/19/2009           (15,000)         $15.00
          12/14/2009        12/18/2009               400          $15.00
          12/15/2009         1/15/2010               100          $17.50
          12/15/2009         1/15/2010              (100)         $17.50
          12/18/2009        12/18/2009             9,600          $15.00
          12/18/2009        12/19/2009           145,000          $15.00
          12/21/2009         1/15/2010           100,000          $15.00



            SWAPS

    Trade Date    Expiration Date   Counterparty    Quantity   Strike Price ($)
   ------------  ----------------  --------------  ----------   --------------
    12/15/2009      12/15/2010     Morgan Stanley    25,000         $16.79
    12/16/2009      12/16/2010     Morgan Stanley    33,800         $16.75
